UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liminal BioSciences Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

53272L103

(CUSIP Number)

Eugene Siklos, President

c/o Thomvest Asset Management Ltd.

65 Queen Street West, Suite 2400

Toronto, Ontario, M5H 2M8

(416) 364-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 53272L103

1	NAMES OF REPORTING PERSONS
Structured Alpha LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,202,758(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,202,758(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,202,758(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 3,326,629 common shares, no par value per share (the “Common Shares”), of Liminal Biosciences Inc. (the “Issuer”) issuable to Structured Alpha LP (“SALP”) upon the exercise of Warrants (as defined in Item 3 herein).

(2) This percentage is calculated based upon 23,628,051 outstanding Common Shares of the Issuer as of September 1, 2020 as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2020, plus an additional (i) 5,757,894 Common Shares issued by the Issuer on November 3, 2020 in connection with the private placement of Common Shares and Warrants announced on October 29, 2020, and (ii) 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

CUSIP No. 53272L103

1	NAMES OF REPORTING PERSONS
Thomvest Asset Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,202,758(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,202,758(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,202,758(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

(2) This percentage is calculated based upon 23,628,051 outstanding Common Shares of the Issuer as of September 1, 2020 as reported in the Issuer’s prospectus filed with the SEC on September 30, 2020, plus an additional (i) 5,757,894 Common Shares issued by the Issuer on November 3, 2020 in connection with the private placement of Common Shares and Warrants announced on October 29, 2020, and (ii) 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

CUSIP No. 53272L103

1	NAMES OF REPORTING PERSONS
Peter J. Thomson(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,202,758(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,202,758(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,202,758(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Thomson disclaims beneficial ownership of the Common Shares as described in Item 5.

(2) Includes 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

(3) This percentage is calculated based upon 23,628,051 outstanding Common Shares of the Issuer as of September 1, 2020 as reported in the Issuer’s prospectus filed with the SEC on September 30, 2020, plus an additional (i) 5,757,894 Common Shares issued by the Issuer on November 3, 2020 in connection with the private placement of Common Shares and Warrants, announced on October 29, 2020, and (ii) 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

CUSIP No. 53272L103

1	NAMES OF REPORTING PERSONS
Eugene Siklos(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,202,758(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,202,758(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,202,758(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Siklos disclaims beneficial ownership of the Common Shares as described in Item 5.

(2) Includes 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

(3) This percentage is calculated based upon 23,628,051 outstanding Common Shares of the Issuer as of September 1, 2020 as reported in the Issuer’s prospectus filed with the SEC on September 30, 2020, plus an additional (i) 5,757,894 Common Shares issued by the Issuer on November 3, 2020 in connection with the private placement of Common Shares and Warrants, announced on October 29, 2020, and (ii) 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

Explanatory Note

Structured Alpha LP and Thomvest Asset Management Ltd. previously reported beneficial ownership of the Common Shares (as defined in Item 1 below) of the Issuer (as defined in Item 1 below) in a statement (including amendments thereto) on Schedule 13G. The previous statement on Schedule 13G was filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons (as defined in Item 2 below) are filing this Statement on Schedule 13D because the Reporting Persons have acquired beneficial ownership of more than 2% of the outstanding Common Shares of the Issuer during the preceding twelve months.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common shares, no par value (the “Common Shares”), of Liminal Biosciences Inc., a corporation organized under the laws of Canada (the “Issuer”), with principal executive offices at 440 Armand-Frappier Boulevard, Suite 300, Laval, Québec H7V 4B4.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of Structured Alpha LP, a limited partnership formed under the laws of the Cayman Islands (“SALP”), Thomvest Asset Management Ltd., an Ontario corporation and the general partner of SALP (“Thomvest”), Peter J. Thomson, a citizen of Canada, and Mr. Eugene Siklos, a citizen of Canada (Mr. Siklos, together with Mr. Thomson, SALP and Thomvest, are collectively referred to herein as the “Reporting Persons”).

(b)-(c), (f) The principal business of SALP is that of a holding entity. The principal business of Thomvest is investment management of the capital of Mr. Thomson and his family. Mr. Thomson is the founder, chief executive officer and a director of Thomvest. Mr. Siklos is a director and president of Thomvest.

The principal business address of the Reporting Persons is 65 Queen Street West, Suite 2400, Toronto, Ontario, M5H 2M8.

(d)-(e) During the last five years, none of Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On April 23, 2019, as part of the cost to complete a prior debt restructuring of the Issuer, SALP received 168,735 warrants that are exercisable at an exercise price of $15.21 per Common Share and expire on April 23, 2027 (the “Prior Warrants”).

On October 29, 2020, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with accredited investors, one of which is SALP, pursuant to which SALP agreed to acquire 3,157,894 Common Shares and warrants to purchase up to 3,157,894 Common Shares at an exercise price of $5.50 per share (the “2020 Warrants” and together with the Prior Warrants, the “Warrants”). The purchase price for each Common Share and 2020 Warrant was $4.75 for aggregate consideration paid by SALP of $14,999,996.50. The Private Placement closed on November 3, 2020 (the “Closing Date”). The acquisition of the Common Shares and the 2020 Warrants in the Private Placement was funded from SALP’s available liquidity.

The 2020 Warrants acquired by SALP in the Private Placement are exercisable at an exercise price of $5.50 per share, subject to adjustments as provided under the terms of the 2020 Warrants. The 2020 Warrants are immediately exercisable and expire on the fifth anniversary of the date of issuance.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Mr. Thomson and Mr. Siklos are the only directors of Thomvest and jointly make decisions relating to the disposition of the Common Shares and Warrants.

The Reporting Persons may, to the extent they deem advisable, participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Common Shares owned by the Reporting Persons and the appointment of Eugene Siklos to the board of directors of the Issuer. The Reporting Persons reserve the right to take actions to influence the management of the Issuer should they deem such actions appropriate. The Reporting Persons will hold their respective investments in the Issuer on a continuing basis and such holdings may be increased or decreased in the future.

SALP is named as a selling securityholder in a resale shelf prospectus, dated September 30, 2020 (the “Resale Prospectus”) filed by the Issuer pursuant to its effective registration statement on Form F-1 (File No. 333-245703).

Other than as described herein, none of the Reporting Persons have any current plans or proposals that relate to or would result in:

(a)                                 the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   any other material change in the Issuer’s business or corporate structure;

(g)                                  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)                                    any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 23,202,758 shares, constituting approximately 70.9% of the Issuer’s currently outstanding Common Shares. This percentage is calculated based upon 23,628,051 outstanding Common Shares of the Issuer as of September 1, 2020 as reported in the Resale Prospectus, plus an additional (i) 5,757,894 Common Shares issued by the Issuer on the Closing Date in connection with the Private Placement and (ii) 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

(i) SALP

(a)	SALP may be deemed the beneficial owner of 23,202,758(1) Common Shares, constituting a percentage of approximately 70.9%.

(b)

Sole voting power to vote or direct vote: 23,202,758(1) Common Shares

Shared voting power to vote or direct vote: 0 Common Shares

Sole power to dispose or direct the disposition: 23,202,758(1) Common Shares

Shared power to dispose or direct the disposition: 0 Common Shares

(1) Includes 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

(ii) Thomvest

(a)	Thomvest may be deemed the beneficial owner of 23,202,758(1) Common Shares, constituting a percentage of approximately 70.9%.

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 23,202,758(1) Common Shares

Sole power to dispose or direct the disposition: 0 Shares

Shared power to dispose or direct the disposition: 23,202,758(1) Common Shares

(1) Includes 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

(iii) Mr. Thomson

(a)	Mr. Thomson may be deemed the beneficial owner of 23,202,758(1) Common Shares, constituting a percentage of approximately 70.9%.

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 23,202,758(1) Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 23,202,758(1) Common Shares

(1) Includes 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

(iv) Mr. Siklos

(a)	Mr. Siklos may be deemed the beneficial owner of 23,202,758(1) Common Shares, constituting a percentage of approximately 70.9%.

(b)

Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 23,202,758(1) Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 23,202,758(1) Common Shares

(1) Includes 3,326,629 Common Shares issuable to SALP upon the exercise of the Warrants.

(c) Other than the transactions described herein, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that either of Mr. Thomson or Mr. Siklos is the beneficial owner of the Common Shares or Warrants referred to herein for purposes of Section 13(d) or Section 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Registration Rights Agreement

On October 29, 2020, the Issuer and SALP, among others, in connection with the Private Placement, entered into a registration rights agreement (the “Registration Rights Agreement”) requiring the Issuer to register the resale of the Common Shares and the Common Shares issuable upon exercise of the Warrants. The Issuer is required to prepare and file a registration statement with the SEC by December 4, 2020 (the “Filing Deadline”), and to use commercially reasonable efforts to have the registration statement declared effective within 90 days following the Closing Date if there is no review by the SEC, and within 120 days of the Closing Date in the event of such review.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Securities Purchase Agreement (incorporated by reference from Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on November 2, 2020)

Exhibit 99.3 Registration Rights Agreement (incorporated by reference from Exhibit 99.2 of the Issuer’s Form 6-K filed with the SEC on November 2, 2020)

Exhibit 99.4 Form of 2020 Warrant (incorporated by reference from Exhibit 99.3 of the Issuer’s Form 6-K filed with the SEC on November 2, 2020)

Exhibit 99.5 Form of Prior Warrant (incorporated by reference from Exhibit B to Exhibit 99.70 of the Issuer’s Form 40-F Registration Statement filed with the SEC on November 12, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 6, 2020	STRUCTURED ALPHA LP, by its general partner, THOMVEST ASSET MANAGEMENT LTD.

	By:	/s/ Eugene Siklos
Name: Eugene Siklos
Title: President

THOMVEST ASSET MANAGEMENT LTD.

	By:	/s/ Eugene Siklos
Name: Eugene Siklos
Title: President

PETER J. THOMSON

/s/ Peter J. Thomson
Peter J. Thomson

EUGENE SIKLOS

/s/ Eugene Siklos
Eugene Siklos